                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                    MICKELBERRY COMMUNICATIONS INCORPORATED
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  594780 10 8
                                (CUSIP Number)

                                Mr. George Kane
                    Mickelberry Communications Incorporated
                                405 Park Avenue
                           New York, New York  10022
                                (212) 832-0303
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                               March  29, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.

                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MR. JAMES C. MARLAS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                    7.  SOLE VOTING POWER

                            1,852,838

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    1,852,838
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,852,838

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.8%

14.  TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNION CAPITAL CORPORATION

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

                    7.  SOLE VOTING POWER

                            1,974,065

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    1,974,065
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,974,065

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.6%

14.  TYPE OF REPORTING PERSON*
          CO

                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MICKELBERRY ACQUISITION CORPORATION

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                    7.  SOLE VOTING POWER

                              None

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      None
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.  TYPE OF REPORTING PERSON*
          CO

          This Amendment No. 2 to Schedule 13D amends the Schedule 13D reporting an event that occurred on November 1, 1994 (the "Schedule 13D") and the Amendment No. 1 to Schedule 13D reporting an event that occurred on March 21, 1995 which were filed by Mr. James C. Marlas and Union Capital Corporation with regards to Mickelberry Communications Incorporated (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background.

     Item 2 is hereby amended by deleting the first paragraph and by inserting the following as the first paragraph:

     "This statement is being filed by Mr. James C. Marlas ("Mr. Marlas"), by Union Capital Corporation, a Nevada corporation of which Mr. Marlas is the sole stockholder ("Union Capital"), and by Mickelberry Acquisition Corporation ("Acquisition"), a Delaware corporation of which Mr. Marlas is the sole stockholder. Union Capital is engaged in the business of private consulting and investment. Acquisition was created to facilitate the consummation of the merger described in Item 4 below."

     Item 2 is further amended by replacing the last sentence of the third paragraph with the following sentence:

      "Mr. Marlas is also President of Union Capital and Acquisition."

     Item 2 is further amended by inserting the words "or Acquisition" after the words "Union Capital" in the last paragraph.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by replacing the first sentence of the first paragraph with the following:

     "As of the date hereof, Mr. Marlas beneficially owned 1,852,838 Shares."

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraphs after the third paragraph thereof:

          "On March 29, 1995, a definitive Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Acquisition, Mr. Marlas and Union Capital was signed pursuant to which (i) Acquisition will merge (the "Merger") with and into the Company with the Company being the surviving corporation, and (ii) the holders of all of the shares of the Company's Common Stock not owned by Mr. Marlas (except for 59,400 shares owned by Mr. Marlas in a Keogh Plan) as well as the holders of all of the shares of the Company's Preferred Stock, par value $1 per share (the "Preferred Stock"), will receive a cash purchase price of $4.25 per share. The Merger Agreement is filed herewith as an

Exhibit and reference is made to such Merger Agreement for the exact terms of the Merger.

          The consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions, including (a) the approval of the Agreement by the affirmative vote of at least (1) the holders of a majority of the shares outstanding or (2) 66 2/3% of the votes cast by the holders of the shares voting at a special meeting, whichever is greater, (b) a satisfactory agreement reached with institutional investors holding the Debentures regarding the early retirement of these securities, (c) the receipt of all necessary consents and governmental approvals, (d) the holders of not more than 5% of the outstanding shares of Preferred Stock and Common Stock shall have exercised their appraisal rights in the Merger, and (e) the receipt of third-party financing."

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by replacing the chart in the first paragraph with the following:

"Beneficial Owner             Number of Shares    Percentage**
Mr. James C. Marlas           1,852,838 (1)(2)    26.8%
Union Capital Corporation     1,974,065 (3)       28.6%"

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by replacing the last sentence of the first paragraph with the following:

          "As of the date hereof, option to purchase all such 50,000 Shares are exercisable."































- ----------------------------------
** Based on 6,916,183 Shares comprised of the sum of (x) 5,877,948 Shares outstanding as of March 13, 1995, (y) 988,235 Shares which may be acquired upon conversion at any time by Mr. Marlas of $4,200,000 in principal amount of the Debentures held by him, and (z) 50,000 Shares which may be acquired by Mr. Marlas upon the exercise of certain options.

          (1) Include (a) 988,235 Shares which may be acquired upon conversion at any time by Mr. Marlas of $4,200,000 in principal amount of Debentures held by him, (b) 144,000 Shares purchased for the benefit of Mr. Marlas by the profit-sharing trust of the Company, and (c) 50,000 Shares which may be acquired upon the exercise of certain options granted to Mr. Marlas.

          (2) As to all of which there is sole power to dispose or to direct the disposition of such Shares.

          (3) As to all of which there is sole power to dispose or to direct the disposition of such Shares.

Item 7.   Materials to be Filed as Exhibits.

          Item 7 is hereby amended by replacing Exhibit 1 - "Agreement Regarding Joint Filing of Schedule 13D" and by adding the following exhibits:

          "Exhibit 6.  Press release, dated March 29, 1995, issued by the
Company.

          Exhibit 7. Agreement and Plan of Merger, dated as of March 21, 1995 by and among the Company, Acquisition, Union Capital and Mr. Marlas."

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 3, 1995




                              By:  /s/ JAMES C. MARLAS
                                       James C. Marlas

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 3, 1995




                              UNION CAPITAL CORPORATION



                              By:  /s/ JAMES C. MARLAS
                                   James C. Marlas
                                   President

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 3, 1995




                              MICKELBERRY ACQUISITION CORPORATION



                              By:  /s/ JAMES C. MARLAS
                                   James C. Marlas
                                   President